21001414

SEC Mail Processing
MAR 30 2021
Washington DC
416

SEC Mail Processing Section
MAR 30 2021
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE MILDRED STREET
(No. and Street)

MILWAUKIE	OREGON	97267
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BEN JOHNSON 503-723-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112	KING CITY	OREGON	97224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, BEN JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, INC., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

QUYEN HOANG
Notary Public
State of Washington
Commission # 105907
My Comm. Expires Jan 3, 2025

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 30 2021

Washington DC
416

FIRST SECURITIES NORTHWEST, INC.

Annual Audited Report
December 31, 2020

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 SW 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC [70]

ADDRESS

Number and Street		City		State		Zip Code	
15405 SW 116TH AVENUE, SUITE 112	71	PORTLAND	72	OREGON	73	97224	74

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors
First Securities Northwest, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of First Securities Northwest, Inc. as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Securities Northwest, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of First Securities Northwest, Inc.'s management. My responsibility is to express an opinion of First Securities Northwest, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to First Securities Northwest, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of First Securities Northwest, Inc.'s financial statements. The supplemental information is the responsibility of First Securities Northwest, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming my opinion on the supplementary information, I evaluated whether the schedule of computation of net capital, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager

Duane Liebswager, C.P.A., PC
Certified Public Accountant

I have served as First Securities Northwest, Inc.'s auditor since 2009.

Portland, Oregon

March 29, 2021

FINANCIAL STATEMENTS

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

	2020
ASSETS	
Cash	$23,195
Receivables from broker dealers	20,561
Deposits with clearing organizations	50,048
Furniture, equipment at cost — net of accumulated depreciation of $48,192	0
Prepaid expenses	7,991
Deferred tax asset	104,616
TOTAL ASSETS	$206,411
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$12,534
Payable, inventory positions at clearing corporation	0
Total Liabilities	12,534
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized and issued	11,500
Additional paid-in capital	512,280
Retained earnings (deficit)	(329,903)
Total Stockholder's Equity	193,877
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$206,411

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2020

	2020
REVENUES	
Commissions	$223,558
Net dealer inventory and investment gains (losses)	0
Sale of investment company shares	45,572
Interest	33
Total Revenue	269,163
EXPENSES	
Contract broker expense	128,741
Employee compensation and taxes	27,538
Commissions and floor brokerage	8,121
Regulatory fees and assessments	7,414
Communications	4,767
Occupancy and equipment rents	9,900
Professional fees	24,938
Other expenses	20,857
Depreciation	0
Total expenses	232,276
INCOME BEFORE TAXES	36,887
INCOME TAXES	(9,098)
NET INCOME	$27,789

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2020

Common Stock	Shares	Amounts	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2019	1,000	$11,500	$512,280	($357,693)	$166,087
Rounding				1	1
Net income for the year				27,789	27,789
Balance at December 31, 2020	1,000	$11,500	$512,280	($329,903)	$193,877

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$27,789
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred tax expense	9,098
Change in operating assets and liabilities	
Receivables from broker dealers	(20,560)
Deposit with clearing organization	(33)
Prepaid expenses	(2,305)
Accounts payable and accrued liabilities	(12,705)
Net cash and cash equivalents provided by operating activities	1,284
Cash and cash equivalents at beginning of year	21,911
Cash and cash equivalents at end of year	$23,195

Disclosure of accounting policy:
For purpose of the statement of cash flows, the Company considers cash on hand and cash in bank to be equivalents.

See accompanying notes and accountant's audit report.

FIRST SECURITIES NORTHWEST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through March 29, 2021, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Hilltop Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. <u>Revenue Recognition</u>

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date. The Company believes that the performance obligation is satisfied on the settlement date because that is when the risks and rewards of ownership of the securities have been finalized.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale of investment company shares. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

2. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

3. Income Taxes

Effective January 1996, the Company elected to be taxed as a "C" Corporation. Deferred tax asset is recognized for operating losses that are available to offset future federal and state income taxes.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2017, generally for three years after they were filed.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. Depreciation expense amounted to $0.00 for calendar year ending December 31, 2020.

NOTE B – LEASES

The Company is currently on a month-to-month lease for its current location with a thirty-day written notice to terminate.

Lease expense amounted to $9,900 for the calendar year ending December 31, 2020.

NOTE C – COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no-par value common stock, all of which are outstanding at December 31, 2020.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined the rule. At December 31, 2020, the Company's net capital and required net capital, as defined, were $81,270 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 0.154 to 1.

FIRST SECURITIES NORTHWEST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE E – INCOME TAXES

Components

The provisions for income taxes consist of the following components:

Current	$0
Deferred	(9,098)
	$(9,098)

The Company has a Federal net operating loss carryforward of $357,264 and a state loss carryforward of $463,581 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in the year 2028. The tax rates used to calculate the deferred tax asset were 21% for federal and 6.6% for the state.

NOTE F – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020 the Company's uninsured cash balance was $0.00.

NOTE G – UNCERTAINTIES AND CONTINGENCIES

The Company has a concentration in commission revenue from two accounts for 2020. The larger of these two clients is no longer with the Company and their departure may have a material impact on gross revenue.

NOTE H – CORONAVIRUS 2019 (COVID-19)

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. Possible effects include but are not limited to, disruption to the Company's customers and revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

FIRST SECURITIES NORTHWEST, INC.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Year Ended December 31, 2020

	2020
Stockholder's equity from statement of financial conditions	$193,877
Deduct equity not allowable for net capital	0
Stockholder's equity qualified for net capital	193,877
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses & deferred tax asset	(112,607)
Net capital before haircuts	81,270
Haircut on other securities	0
Net capital	$81,270
Computation of net capital requirement	
Minimum net capital required	$835
Minimum dollar net capital requirement	$5,000
Excess net capital	$76,270
Aggregate Indebtedness	
Item included from statement of financial conditions:	
Accounts payable and accrued liabilities	$12,534
Total aggregate indebtedness	$12,534
Ratio: Aggregate indebtedness to net capital	0.154 to 1

FIRST SECURITIES NORTHWEST, INC.

SCHEDULE 2 – RECONCILIATION OF COMPUTATION OF NET CAPITAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended December 31, 2020

	2020
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$79,307
Adjustments	1,962
Rounding	1
Net capital at December 31, as adjusted	$81,270
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$14,496
Adjustments	(1,962)
Rounding	0
Total aggregate indebtedness as of December 31, as adjusted	$12,534

Duane Liebswager CPA, PC
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Securities Northwest, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) First Securities Northwest, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which First Securities Northwest, Inc. claimed an exemption from 17 C.F.R §240.15c3-3(2)(ii) (exemption provisions) and (2) First Securities Northwest Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. First Securities Northwest, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about First Securities Northwest Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Portland, Oregon

Duane Liebswager

Duane Liebswager, C.P.A., PC

March 29, 2021

2020 Exemption Report

SEC Rule 15C3-3

First Securities Northwest(FSNW), during calendar year 2020 claimed an exemption to SEC Rule 15C3-3. FSNW met the following criteria, without exception, for the entire year 2020 under section (k)(2)(ii) of the rule:

FSNW is not a clearing firm. Carries no margin accounts, promptly transmits all customer funds, does not receive customer securities, does not otherwise hold funds or securities for, or owe money to customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Inc.

The internal control over compliance of the broker or dealer was effective during the most recent fiscal year.

The internal control over compliance of the broker or dealer was effective as of the end of the year.

The broker or dealer was in compliance with 17 C.F.R.240.15c3-1(the net capital rule) and 240.15c3-3(e) (the reserve requirements rule) as of the end of the most recent fiscal year; and

The information the broker or dealer used to state whether it was in compliance with the net capital rule and reserve requirements rule was derived from the books and records of the broker or dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

X Bn Johnson

President/Principal